Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke Realty 401 (k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333‑205981) on Form S-8 of Duke Realty Corporation of our report dated June 26, 2020, with respect to the statements of assets available for plan benefits of the Duke Realty 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in assets available for plan benefits for the year ended December 31, 2019, and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the Duke Realty 401(k) Plan.

/s/ KPMG LLP

Indianapolis, Indiana
June 26, 2020